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                                                                 Exhibit 14

                              EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of December 3, 2000, is by and between Philips Electronics North America Corporation, and any direct or indirect subsidiary or division of Philips Electronics North America Corporation that executes this Agreement ("Philips") on the one hand, and Ian Farmer ("Executive") on the other hand.

WHEREAS, the Executive's current employer, ADAC Laboratories, Inc. (the "Company"), has entered into an Agreement and Plan of Merger, dated November 12, 2000 ("the Merger Agreement") with Philips whereby Philips will acquire the Company.

WHEREAS, Philips desires to continue to employ the Executive with the Company commencing upon the Closing (as defined in the Merger Agreement), and the parties desire to enter into an employment agreement describing the terms and conditions of Executive's employment.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the Executive and Philips agree as follows:

 1. Position. On the Closing, Philips agrees to have the Company continue the employment of the Executive, and the Executive agrees to serve as an employee of the Company on the terms and conditions in this Agreement. This Agreement will not become effective unless and until the transaction contemplated by the Merger Agreement is consummated. The "Retention Period" shall commence on the Closing and end on the second anniversary of the Closing. During the Retention Period, the Executive shall serve as the Chief Executive Officer, ADAC Laboratories, Inc. Executive's principal place of employment shall be in Milpitas, CA.

 2. Salary. During the Retention Period, the Company shall pay the Executive a base salary equivalent to that paid to the Executive by the Company at the Closing. This amount will be subject to an annual merit review in accordance with Philips' merit review program.

 3. Annual Bonus. In accordance with Philips' prevailing bonus policies applicable to similarly situated employees of Philips, the Executive shall be eligible to participate in an annual cash bonus plan with a target amount equal to one-hundred (100) percent of the Executive's base salary, subject to the terms of such bonus plan. Payments under such annual bonus plan shall be made quarterly in a manner consistent with that in effect immediately prior to the Closing. The Executive may earn more (up to 150 percent) or less (including a $0 bonus) than the target amount based on objectives which will include both business results and the Executive's individual performance.


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4.   Welcome to Philips Stock Options. As soon as practicable following the
     Closing, the Executive shall receive a special one-time grant of options to acquire thirty thousand (30,000) shares of common stock of Royal Philips Electronics. These options will vest ratably in two equal installments, subject to continued employment. The first 50 percent shall vest upon the date that is eighteen months following the date of the grant. The remainder will vest upon the date that is thirty-six months following the date of the grant.

5. Regular Philips Stock Options. Beginning in 2002, the Executive shall be eligible to participate in the Philips Electronics Global Stock Option Plan in a manner consistent with similarly situated employees of Philips, subject to the terms of the plan as may be modified from time to time.

6. Retention Bonus. The Company shall provide the Executive with a cash retention bonus equal to three hundred and fifty thousand dollars ($350,000.00). Twenty five percent of the bonus will be paid to the Executive within 60 days of the first anniversary of the Closing, provided the Executive is an employee of Philips or the Company on that date. The remainder of the bonus will be paid to the Executive two years following the Closing if the Executive is an employee of Philips or the Company on that date.

7. Employee Benefits. Executive shall be eligible to participate in such employee benefit plans and insurance programs offered by Philips to its similarly situated employees in accordance with the eligibility requirements for participation in those programs.

8. Termination. This Agreement shall be terminated (a) upon the expiration of the Retention Period, (b) upon the death of the Executive, (c) if the Executive shall have been substantially unable to perform his or her duties for 180 days in any 365 consecutive day period ("Disability"), (d) by the Company or Philips for Cause and upon written notice, (e) by the Company or Philips without Cause and upon written notice, or (f) by the Executive for any reason.

9.   Amounts Due Upon Termination


          (a) In the event the Executive's employment is terminated by the Company or Philips during the Retention Period other than for Cause (as defined below), the Executive shall be paid a cash lump sum within 60 days of termination equal to (a) the base salary for the remaining portion of the Retention Period, but not less than twelve months of Executive's base salary in effect on the date of the Executive's termination (b) the Retention Bonus, to the extent not theretofore paid. In addition, for the year in which such termination occurs, Executive shall be paid a pro rata portion of the Executive's annual bonus. The Executive shall not be entitled to receive severance pursuant to any other severance plan maintained by the Company or Philips if the Executive receives the payments above.

          (b) In the event of the Executive's death or disability (as defined in Section 8(c) above), the Executive shall be paid in a cash lump sum within 60 days the Retention Bonus, to the extent not theretofore paid.

          (c) in the event of a termination by the Executive other than for Relocation, or in the event of any termination of employment following the Retention Period, no payment

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              shall be made to the Executive of any amount due after the date of such termination.

10. "Cause" means as any of the following (i) gross and willful refusal, which continues after thirty (30) days' written warning, to discharge the normal and material employment duties required of the Executive, (ii) theft or other misappropriation of Philips or Company property, trade secrets or other intellectual property rights and use thereof to the detriment of Philips, the Company or any successor of either, or (iii) commission of a crime such that Philips' or the Company's reputation with its customers is materially damaged and cannot be repaired. A Disability shall not be deemed (Cause) herein.

11. Confidential Information. The Executive shall hold in confidence all secret or confidential information relating to the Company or Philips ("Confidential Information") which shall have been obtained by the Executive during his employment with the Company or Philips. The Executive shall not disclose the Confidential Information to third parties without the written consent of the Company or Philips. All Confidential Information shall be returned to the Company or Philips after the termination of the Executive's employment. The Executive shall sign the Philips standard agreement relating to employee ethics and intellectual property assignment.

12. Nonsolicitation. Should the Executive's employment terminate during the Retention Period, for the period remaining in such Retention Period Executive shall not employ or seek to employ any person employed by Philips' medical systems business, or otherwise encourage, or entice such person to leave such employment. During the same period, Executive shall not (a) solicit any customer or prospective customer of Philips' medical systems business to transact any business whose product or activities directly compete with the products or activities of Philips' medical systems business anywhere where Philips conducts its medical systems businesses or to reduce, or refrain from doing any business with Philips' medical systems business or
    (b) interfere with or damage (or attempt to interfere with or damage) any relationship between Philips' medical systems business and any such customer or prospective customer.

13. Withholding. All applicable taxes shall be withheld on all payments made to the Executive under this Agreement.

14. Similar Terms or Substantially Equivalent Position. Executive covenants and agrees that the terms and conditions contained in this Agreement constitute "similar terms" for purposes of the Executive Severance Agreement, when compared to the terms and conditions provided to Executive by the Company immediately prior to the Closing.

15. Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors, and assigns. Philips agrees to cause the Company to fulfill the obligations under this Agreement, and if the Company does not fulfill such obligations, then Philips shall fulfill such obligations. This Agreement is governed by the laws of the State of California. This Agreement may not be amended, modified, or waived unless in writing signed by the parties. This Agreement sets forth the entire agreement of the parties with respect to the subject

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matter, and supersedes all prior agreements, whether oral or written, except the
Executive Severance Agreement.


PHILIPS                            EXECUTIVE


By: /s/ Tim Mickelson               By: /s/ Ian Farmer
   -------------------------           -----------------------
Title: President and CEO




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